SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.5)

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share
(Title of Class of Securities)

53225G102

(CUSIP Number)

He Jian

51 Tai Seng Ave, #05-02B/C

Pixel Red, Singapore 533941

+(65) 6305 9667

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

Itelite Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,159,772 ordinary shares(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,159,772 ordinary shares(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,159,772 ordinary shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%(2)

14	TYPE OF REPORTING PERSON
CO

(1) Including 579,886 ADSs, representing 1,159,772 ordinary shares.

(2) The calculation of this percentage is based on 226,680,037 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of March 31, 2023 as informed by the Issuer.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

Ezbuy Talents Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,561,018 ordinary shares(3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,561,018 ordinary shares(3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,561,018 ordinary shares(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(4)

14	TYPE OF REPORTING PERSON
CO

 (3) Including (a) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, and (b) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited.

(4) The calculation of this percentage is based on 226,680,037 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of March 31, 2023 as informed by the Issuer.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

Conner Growth Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
43,506,886 ordinary shares(5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
43,506,886 ordinary shares(5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,506,886 ordinary shares(5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%(6)

14	TYPE OF REPORTING PERSON
CO

(5) Including (a) 19,976,378 ordinary shares and 8,984,745 ADSs, representing 17,969,490 ordinary shares held by Conner Growth Holding Limited, (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, and (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited.

(6) The calculation of this percentage is based on 226,680,037 ordinary shares of the Issuer, par value US$US$0.000067 per share, outstanding as of March 31, 2023 as informed by the Issuer.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

He Jian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,366,888 ordinary shares(7)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
45,366,888 ordinary shares(7)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,366,888 ordinary shares(7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0%(8)

14	TYPE OF REPORTING PERSON
IN

(7) Including (a) 19,976,378 ordinary shares and 8,984,745 ADSs, representing 17,969,490 ordinary shares held by Conner Growth Holding Limited (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited, and (d) 930,001 ADSs, representing 1,860,002 ordinary shares held by He Jian.

(8) The calculation of this percentage is based on 226,680,037 ordinary shares of the Issuer, par value US$US$0.000067 per share, outstanding as of March 31, 2023 as informed by the Issuer.

13D
CUSIP No. 53225G102

Item 1.	Security and Issuer

This statement on Schedule 13D/A (this "Amendment") relates to ordinary shares, par value US$0.000067 per share (the "Ordinary Shares"), of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the "Issuer"), whose principal executive offices are located at 51 Tai Seng Ave, #05-02B/C, Pixel Red, Singapore 533941. Two Ordinary Shares of the Issuer are represented by one American depository share (the "ADS").

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed on March 6, 2020 (the “Initial Statement”), the Amendment No. 1 on Schedule 13D/A filed on June 25, 2021, the Amendment No. 2 on Schedule 13D/A filed on September 23, 2022, the Amendment No.3 on Schedule 13D/A filed on October 3, 2022 and the Amendment No. 4 on Schedule 13D/A filed on January 4, 2023. Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 2.	Identity and Background

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•	Itelite Holding Limited, a company incorporated in the British Virgin Islands (“Itelite”);

•	Ezbuy Talents Holding Limited, a company incorporated in the British Virgin Islands (“Ezbuy Talents”);

•	Conner Growth Holding Limited,, a company incorporated in the British Virgin Islands (“Conner”); and

•	Mr. He Jian, an individual (“He Jian”)

The principal occupation of He Jian is (i)  the chairman of the board of directors, the chief executive officer and a director of the Issuer and (ii) the sole beneficial owner and the sole director of Conner, Ezbuy Talents and Itelite. The principal business of Conner, Ezbuy Talents and Itelite is to hold He Jian’s beneficial interest in the Issuer.

The address of the principal business and office of the Reporting Persons is 51 Tai Seng Ave, #05-02B/C, Pixel Red, Singapore 533941.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

In June 2023, Conner purchased with its own fund 5,458,888 ADSs, representing approximately 4.8% of the total outstanding Ordinary Shares of the Issuer, from an independent third party through arm's-length negotiation at an average price of US$1.25 per ADS.

As a result, Mr. He Jian beneficially holds 23,682,998 Ordinary Shares and 10,841,945 ADSs as of June 6, 2023, representing approximately 20.0% of total outstanding Ordinary Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Amendment are incorporated herein by reference.

Itelite and Ezbuy are wholly owned subsidiaries of Conner and, accordingly, Conner may be deemed to be interested in the shares held by Itelite and Ezbuy. Itelite may be deemed to own beneficially 1,159,772 Ordinary Shares, representing approximately 0.5% of the total outstanding Ordinary Shares of the Issuer. Ezbuy Talents may be deemed to own beneficially 5,561,018 Ordinary Shares, representing approximately 2.5% of the total outstanding Ordinary Shares of the Issuer. Conner may be deemed to own beneficially 43,506,886 Ordinary Shares, representing approximately 19.2% of the total outstanding Ordinary Shares of the Issuer. He Jian is the sole beneficial owner of Conner, Ezbuy Talents and Itelite. Pursuant to Rule 13d-3, he may be deemed to have Conner’s, Ezbuy Talents’ and Itelite’s beneficial ownership over the Issuer. Accordingly, He Jian may be deemed to beneficially own 45,366,888 Ordinary Shares, representing approximately 20.0% of the total outstanding Ordinary Shares of the Issuer. This percentage is calculated based on the total of 226,680,037 outstanding Ordinary Shares as of March 31, 2023, as informed by the Issuer.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days none of the Reporting Persons has effected any transactions in Ordinary Shares or ADS.

(d)

None.

(e)

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2023

Itelite Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Ezbuy Talents Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Conner Growth Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

He Jian

By:	/s/ He Jian
Name:	He Jian

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D/A (including amendments thereto) with respect to the ordinary shares, par value $0.000067 per share of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands, and that this agreement may be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 6, 2023.

Itelite Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Ezbuy Talents Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Conner Growth Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

He Jian

By:	/s/ He Jian
Name:	He Jian